SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

CONNECTED TRANSACTION

SCMPP, a wholly-owned subsidiary of the Company, entered into the Magazine Publication Agreement with Kerry Properties on 17 February 2009.

The Company announced on 3 March 2008 that SCMPP entered into the Booklet Publication Agreement with KREAL, a subsidiary of Kerry Properties, on 3 March 2008.

Kerry Properties is a connected person of the Company. The transaction under the Magazine Publication Agreement constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules and is subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, but does not require the approval of the Company's independent shareholders.

Details of the transaction will be included in the next published annual report and accounts of the Company.

MAGAZINE PUBLICATION AGREEMENT

Date: 17 February 2009

Parties: SCMPP and Kerry Properties

Transaction: SCMPP will publish three issues of "The Dress Circle" magazine for Kerry Properties.

Service Fee: A maximum total service fee of HK$2,300,000 (approximate average HK$766,700 for each issue) would be payable by Kerry Properties to SCMPP under the Magazine Publication Agreement.

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The service fee was determined based on the editorial cost, project management cost, printing and other production costs involved in providing the services under the Magazine Publication Agreement. The service fee payable pursuant to the Magazine Publication Agreement is payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoice.

AGGREGATION WITH BOOKLET PUBLICATION AGREEMENT ANNOUNCED ON 3 MARCH 2008

The Company announced on 3 March 2008 that SCMPP entered into the Booklet Publication Agreement with KREAL on 3 March 2008, whereby SCMPP was engaged to publish a premium booklet for KREAL. The estimated total amount of service fee receivable under the Booklet Publication Agreement is HK$870,500.

The aggregate consideration for the Magazine Publication Agreement and the Booklet Publication Agreement is HK$3,170,500.

CONNECTED TRANSACTION

Kerry Group Limited is a substantial shareholder (as defined in the Listing Rules) of the Company holding approximately 74% of the Company's issued share capital as at the date of this announcement. Kerry Properties is a subsidiary of Kerry Group Limited. Accordingly, Kerry Group Limited and Kerry Properties are connected persons (as defined in the Listing Rules) of the Company. The transaction under the Magazine Publication Agreement constitutes a connected transaction for the Company.

The aggregate consideration for the Magazine Publication Agreement and the Booklet Publication Agreement is HK$3,170,500. As the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the aggregate consideration for the transactions under the Magazine Publication Agreement and the Booklet Publication Agreement are more than 0.1% but less than 2.5%, the transaction under the Magazine Publication Agreement is subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, but does not require the approval of the Company's independent shareholders. Details of the transactions will be included in the next published annual report and accounts of the Company.

The transaction under the Booklet Publication Agreement has been reported and announced on 3 March 2008 pursuant to the requirements under Rule 14A.45 and 14A.47 of the Listing Rules.

OPINION OF THE DIRECTORS

The terms of the Magazine Publication Agreement were arrived at after arm's length negotiations between the parties. The Directors, including independent non-executive Directors of the Company, are of the view that the transaction under the Magazine Publication Agreement is conducted on normal commercial terms that are no less favourable to the Group than terms available to or from independent third party customers, are fair and reasonable so far as the Company and the shareholders of the Company are concerned and are in the interests of the Company and the shareholders of the Company as a whole.

REASONS FOR ENTERING INTO THE CONNECTED TRANSACTION

The Company is an investment holding company. The principal activities of the Group consist of the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications. The Group is also involved in property investment through its subsidiaries.

SCMPP, a wholly-owned subsidiary of the Company, is in the newspaper and magazine publishing business. Publications include the *South China Morning Post, Sunday Morning Post* and other print and digital publications in Hong Kong.

Kerry Properties is an investment holding company and is a subsidiary of Kerry Group Limited. Kerry Properties and its subsidiaries are principally engaged in property development, investment and management, logistics, freight and warehouse ownership and operations, infrastructure-related investments and hotel ownership and operations.

The provision of publication services is in the ordinary and usual course of business of the Group. The terms of the Magazine Publication Agreement were arrived at after arm's length negotiations between the parties. The Directors, including the independent non-executive Directors, consider that the transaction under the Magazine Publication Agreement is conducted on normal commercial terms and is beneficial to the business of the Company and the interests of the shareholders of the Company as a whole.

OTHER INFORMATION

The Company understands that "The Dress Circle" magazine is Kerry Properties' periodical community publication providing information to its investors, business partners, clients and residents.

The Company announced on 27 December 2007 that SCMPP and Kerry Properties entered into an agreement dated 27 December 2007, whereby SCMPP was engaged to publish two issues of "The Dress Circle" magazine for Kerry Properties. Two issues of the magazine were published in June 2008 and December 2008, respectively.

DEFINITIONS

"Booklet Publication Agreement"	Publication service agreement dated 3 March 2008 between SCMPP and KREAL
"Company"	SCMP Group Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Directors"	Directors of the Company including independent non-executive directors
"Group"	Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China

"Kerry Properties"	Kerry Properties Limited, a subsidiary of Kerry Group Limited and whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"KREAL"	Kerry Real Estate Agency Limited, a subsidiary of Kerry Properties
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Magazine Publication Agreement"	Publication service agreement dated 17 February 2009 between SCMPP and Kerry Properties
"SCMPP"	South China Morning Post Publishers Limited, a wholly-owned subsidiary of the Company

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 17 February 2009

As at the date hereof, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

END